Issuer Free Writing Prospectus dated October 20, 2015

Relating to Preliminary Prospectus dated October 19, 2015

Filed Pursuant to Rule 433

Registration No. 333-205278

MULTI PACKAGING SOLUTIONS INTERNATIONAL LIMITED

In connection with the initial public offering of Multi Packaging Solutions International Limited (the “Company”), currently outstanding equity awards held by certain members of the Company’s management will vest in full, which will trigger a related expense during its second fiscal quarter ending December 31, 2015. Assuming a public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the preliminary prospectus referred to below, the Company expects that this expense will be comprised of an approximately $36 million non-cash compensation expense and an approximately $1 million cash expense related to taxes that the Company will be required to pay in Europe as a result of the vesting of these awards. These expenses relate to existing equity awards granted to management prior to the offering, the vesting of which does not result in any additional dilution to shareholders purchasing shares in the offering.

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To review the Preliminary Prospectus, click the following link on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1645926/000119312515347133/d945269ds1a.htm.

We have filed a Registration Statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus related to the offering may also be obtained from the issuer, any underwriter or any dealer participating in the offering if you request it from Merrill Lynch, Pierce, Fenner & Smith Incorporated via telephone at 866-500-5408 or email at dg.prospectus_requests@baml.com; Barclays Capital Inc. via telephone at 888-603-5847 or email at Barclaysprospectus@broadridge.com; and Citigroup Global Markets Inc., Attention: Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 800-831-9146.